UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 2) *

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

60255W 10 5

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 60255W 10 5	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Institutional Venture Partners XIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* PN

(1)

This Schedule 13G is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”) and Dennis B. Phelps (“Phelps” together with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission (“SEC”) on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

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CUSIP NO. 60255W 10 5	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Institutional Venture Management XIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

13 G

CUSIP NO. 60255W 10 5	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Todd C. Chaffee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

13 G

CUSIP NO. 60255W 10 5	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Norman A. Fogelsong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

13 G

CUSIP NO. 60255W 10 5	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Stephen J. Harrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

13 G

CUSIP NO. 60255W 10 5	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS J. Sanford Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

13 G

CUSIP NO. 60255W 10 5	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Dennis B. Phelps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,655,365 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,655,365 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,365 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVP XIII. Consists of 1,602,683 shares of Class B Common Stock and 1,052,682 shares of Class A Common Stock. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Class A Common Stock (“Common Stock”), of MINDBODY, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	MINDBODY, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	4051 Broad Street, Suite 220
San Luis Obispo, California 93401

Item 2

(a)	Name of Reporting Persons Filing:

1.	Institutional Venture Partners XIII L.P. (“IVP XIII”)
2.	Institutional Venture Management XIII LLC (“IVM XIII”)
3.	Todd C. Chaffee (“Chaffee”)
4.	Norman A. Fogelsong (“Fogelsong”)
5.	Stephen J. Harrick (“Harrick”)
6.	J. Sanford Miller (“Miller”)
7.	Dennis B. Phelps (“Phelps”)

(b)	Address of Principal Business Office:	c/o Institutional Venture Partners
3000 Sand Hill Road, Building 2, Suite 250
Menlo Park, California 94025

(c)	Citizenship:

IVP XIII	Delaware
IVM XIII	Delaware
Chaffee	United States of America
Fogelsong	United States of America
Harrick	United States of America
Miller	United States of America
Phelps	United States of America

(d)	Title of Class of Securities:Class A Common Stock

(e)	CUSIP Number:60255W 10 5

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

9.

Reporting Persons	Class A Common Stock Held Directly (1)	Class B Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3, 4, 5)
IVP XIII	1,052,682	1,602,683	0	2,655,365	0	2,655,365	2,655,365	5.6%
IVM XIII (2)	0	0	0	2,655,365	0	2,655,365	2,655,365	5.6%
Chaffee (2)	0	0	0	2,655,365	0	2,655,365	2,655,365	5.6%
Fogelsong (2)	0	0	0	2,655,365	0	2,655,365	2,655,365	5.6%
Harrick (2)	0	0	0	2,655,365	0	2,655,365	2,655,365	5.6%
Miller (2)	0	0	0	2,655,365	0	2,655,365	2,655,365	5.6%
Phelps (2)	0	0	0	2,655,365	0	2,655,365	2,655,365	5.6%

(1)	Represents the number of shares of Common Stock held by IVP XIII.
(2)

IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 45,401,442 shares of Class A Common Stock outstanding (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018, plus 1,602,683 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

The 1,602,683 shares of Class B Common Stock held by the Reporting Persons represent 63.7% of the Issuer’s aggregate Class B Common Stock based on a total of 2,517,684 shares of Class B Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018.

(5)

The 2,655,365 shares of Common Stock held by the Reporting Person represent 5.5% of the Issuer’s outstanding Common Stock based on a total of 47,919,126 shares of Common Stock (as of November 5, 2018), as reported by the Issuer on a Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018 and represent approximately 24.2% of the combined voting power of the Issuer’s Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

10.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 13, 2019

INSTITUTIONAL VENTURE PARTNERS XIII L.P.

By: Institutional Venture Management XIII LLC

Its: General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

INSTITUTIONAL VENTURE MANAGEMENT XIII LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Todd C. Chaffee

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Norman A. Fogelsong

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Stephen J. Harrick

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for J. Sanford Miller

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Dennis B. Phelps

Exhibit(s):

A:	Joint Filing Statement

11.